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                                   EXHIBIT 28

     Robert J. Fitzsimmons                              Embargo until
         602/ 207-5759                                8:00 a.m. (E.D.T.)


                              THE FINOVA GROUP INC.

                       ANNOUNCES 19% INCREASE IN EARNINGS

                           FOR SECOND QUARTER OF 1996

PHOENIX, Ariz., July 16, 1996 -- The FINOVA Group Inc. (NYSE:FNV) today reported net income of $28.1 million ($1.01 per common share) for the second quarter of 1996 compared to $23.6 million ($0.85 per common share) for the second quarter of 1995, a 19% increase in net income and earnings per share.

         Net income for the first six months of 1996 was $55.2 million ($1.98 per common share) compared to $46.0 million ($1.65 per common share) for the first six months of 1995, an increase of 20% in net income and earnings per share. Sam Eichenfield, chairman and chief executive officer of FINOVA, said, "FINOVA's second quarter performance continues to exhibit our traditionally strong performance characteristics. Managed assets grew at an annualized rate of 15.1%, up from the first quarter level of 11.1%, and were driven by new business and factoring volume of $1.3 billion, a 37% increase over the second quarter of 1995; interest margins, stable at 5.82% in 1996, improved from the second quarter of 1995; and portfolio quality was maintained, with non-earning assets continuing at 2.3% of managed assets. Despite strong portfolio growth, FINOVA's backlog grew 13%, to $1.213 billion, from the end of the first quarter." Operating efficiencies also contributed to the improved performance with selling, administrative and other operating expenses ("G & A expenses") declining to 42.5% of interest margins earned, down from 44.8% for the second quarter of 1995. G & A expenses for the second quarter of 1996 were $41.0 million compared to $36.4 million for the comparable 1995 quarter. The higher expenses were primarily due to increased incentive accruals related to higher new business volumes and improved results.

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         Eichenfield went on to say, "the result of these operating improvements was a further increase in FINOVA's annualized return on equity to 13.1% for the quarter, up from the 12.0% return achieved in the second quarter of 1995, demonstrating FINOVA's commitment to improving ROE."

         Write-offs for the first half of 1996 were $20.0 million or .55% (annualized) of average managed assets compared to $15.9 million or .52% (annualized) for the same period in 1995. Reserves for possible credit losses at June 30, 1996 remained at 2.0% of managed assets but increased to 85.0% of nonaccruing assets from 77.8% at June 30, 1995.

         Income taxes were higher primarily due to higher income before income taxes and a higher effective tax rate when compared to the 1995 period. The tax rate in 1995 was lower due to state tax adjustments recorded in the second quarter of 1995.

         The FINOVA Group Inc. is a Phoenix-based major domestic commercial finance company providing secured financing and leasing products from $500,000 to $35 million to mid-size businesses. FINOVA also offers inventory and sales financing programs to manufacturers, distributors and dealers nationwide.

         For more information about The FINOVA Group Inc., visit the company's Website at www.finova.com.

                                       ###



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                              The FINOVA Group Inc.
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                  (Dollars in Thousands, except per share data)

                                    Quarter Ended                 Six Months Ended
                                       June 30,                       June 30,
                             --------------------------     ---------------------------
                                 1996           1995            1996             1995
                             -----------    -----------     -----------     -----------
Interest earned from
 financing transactions      $   185,510    $   163,816     $   371,093     $   318,331
Operating lease income            25,042         20,877          48,015          41,119
Interest expense                 (99,244)       (90,197)       (196,300)       (174,721)
Depreciation                     (14,625)       (13,168)        (31,903)        (25,911)
                             -----------    -----------     -----------     -----------
Interest margins earned           96,683         81,328         190,905         158,818

Provision for possible
 credit losses                   (10,500)       (11,600)        (24,750)        (18,000)
Gains on sale of assets              882          4,073           7,539           7,053
Selling, administrative and
 other operating expenses        (41,044)       (36,420)        (84,394)        (72,995)
                             -----------    -----------     -----------     -----------
Income before income
 taxes                            46,021         37,381          89,300          74,876
Income taxes                     (17,900)       (13,752)        (34,058)        (28,879)
                             -----------    -----------     -----------     -----------
Net Income                   $    28,121    $    23,629     $    55,242     $    45,997
                             ===========    ===========     ===========     ===========
Earnings per common
 and equivalent share        $      1.01    $      0.85     $      1.98     $      1.65
                             ===========    ===========     ===========     ===========
Dividends declared per
 common share                $      0.22    $      0.20     $      0.44     $      0.40
                             ===========    ===========     ===========     ===========
Average outstanding
 common and equivalent
 shares                       27,961,000     27,876,000      27,942,000      27,885,000
                             ===========    ===========     ===========     ===========


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                              The FINOVA Group Inc.
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                                                Year Ended
                                                                                  or at
                                                          As of June 30,         Dec. 31,
                                                  --------------------------    -----------
FINANCIAL POSITION:                                  1996            1995          1995
                                                  ----------      ----------    -----------
 Ending funds employed (EFE)                      $7,241,892      $6,159,394     $6,819,057
 Securitizations (2)                                 353,308         168,059        303,304
                                                  ----------      ----------     ----------
   Total managed assets                            7,595,200       6,327,453      7,122,361
 Reserve for possible credit losses                  148,695         127,737        140,333
 Nonaccruing assets                                  174,859         164,271        167,872
 Nonaccruing assets as  % of managed assets              2.3%            2.6%           2.4%
 Reserve for possible credit losses as a % of:
   Ending managed assets                                 2.0%            2.0%           2.0%
   Nonaccruing assets                                   85.0%           77.8%          83.6%
 Total debt                                       $5,970,459      $5,044,834     $5,649,368
 Stockholders' equity                                871,653         794,205        825,184
 Backlog                                           1,213,286       1,003,263      1,070,573

                                     For the Quarter Ended       For the Six Months Ended
                                           June 30,                      June 30,
                                    ------------------------     ------------------------
PERFORMANCE HIGHLIGHTS:                1996          1995           1996          1995
                                    ----------    ----------     ----------    ----------
 Average managed assets             $7,416,271    $6,263,682     $7,303,412    $6,124,242
 Average earning assets (3)          6,645,786     5,679,032      6,564,620     5,520,877
 New business                          668,667       526,825      1,391,854     1,004,616
 Factoring volume/floor planning       638,415       428,475      1,332,508       809,769
 Write-offs                              9,614         6,982         20,024        15,867
 Write-offs (annualized) as a % of
  average managed assets                 0.52%         0.45%          0.55%         0.52%
 Interest margins earned
  (annualized) as a % of
  average earning assets                  5.8%          5.7%           5.8%          5.8%
 Selling, administrative and other
  operating expenses as a % of
  interest margins earned                42.5%         44.8%          44.2%         46.0%

- -----------

(1)   Averages for the periods presented are based on month-end balances.

(2) Securitizations are assets sold under securitization agreements and managed by the Company.

(3) Average earning assets equal average funds employed less (average deferred taxes on leveraged leases and average nonaccruing assets).

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